UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2020
Commission File Number: 001-35936
B2Gold Corp.
(Translation of registrant’s name into English)
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
[   ] Form 20-F       [X] Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K
See the Exhibit Index hereto.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: February 27, 2020	By:	/s/ Roger Richer
	Name:	Roger Richer
	Title:	Executive Vice President, General Counsel & Secretary

EXHIBIT INDEX
EXHIBITS 99.1 AND 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-232158, 333-206811, 333-200228, 333-218710, 333-226063 AND 333-192555) (COLLECTIVELY, THE "REGISTRATION STATEMENTS"), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, AND EXHIBITS 99.3, 99.4 AND 99.5 ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRATION STATEMENTS.

Exhibit	Description
No.
99.1	Consolidated Financial Statements for the year ended December 31, 2019

99.2	Management’s Discussion and Analysis for the year ended December 31, 2019

99.3	Consent of PricewaterhouseCoopers LLP

99.4	Consent of Thomas Garagan

99.5	Consent of William Lytle

99.6	Form 13-501F1 Class 1 Reporting Issuers - Participation Fee

99.7	Form 13-502F1 Class 1 Reporting Issuers - Participation Fee